October 10, 2013

VIA EDGAR and Federal Express

Securities and Exchange Commission Headquarters

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Sherry Haywood and Pamela Long

Re:                             Rent-A-Center, Inc. and related subsidiaries

Registration Statement on Form S-4/A

Filed September 27, 2013

Commission File No. 333-190830

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rent-A-Center, Inc. and each of the co-registrants listed on Annex A hereto (collectively, the “Registrants”) request that the effectiveness of its Registration Statement on Form S-4/A, as amended, be accelerated so that such Registration Statement will become effective at 4:00 p.m. EDT on October 16, 2013, or as soon thereafter as practicable.

The Registrants acknowledge that: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

[Signature page follows.]

Very truly yours,

Rent-A-Center, Inc.

By:	/s/ Dawn Wolverton
Dawn Wolverton
Assistant General Counsel and Secretary

Annex A

Rent-A-Center Franchising International, Inc.*

ColorTyme Finance, Inc.

Rainbow Rentals, Inc.

RAC National Product Service, LLC.

Remco America, Inc.

Rent-A-Center Addison, L.L.C.

Rent-A-Center East, Inc.

Rent-A-Center International Inc.

Rent-A-Center Texas, L.P.

Rent-A-Center Texas, L.L.C.

Rent-A-Center West, Inc.

Get It Now, LLC

The Rental Store, Inc.

RAC Acceptance East, LLC

RAC Acceptance West, LLC

RAC Acceptance Texas, LLC

RAC Mexico Holdings I, LLC

RAC Mexico Holdings II, LLC

*Formerly known as ColorTyme, Inc.